CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amendment to the Annual Report of CanWest Global Communications Corp. (the “Company”) on Form 20-F/A for the period ending August 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John Maguire, Vice-President, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ John Maguire

John Maguire
Vice-President, Finance and Chief Financial Officer
June 18, 2003

A signed original of this written statement required by Section 906 has been provided to CanWest Global Communications Corp. and will be retained by CanWest Global Communications Corp. and furnished to the Securities and Exchange Commission or its staff upon request.